SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is the Secretary of the Rx Funds Trust (the “Trust”), a business trust organized and existing under the laws of the State of Delaware and that the following is a true and correct copy of the resolutions duly adopted by a unanimous vote at a meeting of the Board of Trustees of the said Trust held on the 23rd day of June, 2016 at which meeting a quorum was at all times present and acting; that the passage of said resolutions was in all respects legal; and that said resolutions are in full force and effect:

WHEREAS, the Board has given due consideration to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder by the U.S. Securities and Exchange Commission, pertaining to joint fidelity bond coverage;

Now, therefore, be it

RESOLVED, that the Board, with all Trustees voting and separately by the “non-interested” Trustees of the Trust, authorizes the officers of the Trust to renew the fidelity bond covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act; and further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to allocate the premium as deemed reasonable and appropriate and make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder.

RESOLVED, that the Board, with all Trustees voting and separately by the “non-interested” Trustees of the Trust, hereby approves the Form of Joint Insured Bond Agreement amongst RiskX Investments, LLC, the American Independence Funds Trust, and the Rx Funds Trust in substantially the form presented.

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski

Secretary